Do Only Good Certified Pet Nutrition

Main Street | Animals | Social Impact | Food | Lifestyle

Healthy dog food with responsibly sourced ingredients

DOGCERTIFIED.COM WESTLAKE VILLAGE CALIFORNIA


FUNCTIONAL NUTRITION
D.O.G
DO ONLY GOOD



My passion is dogs and I want my dogs to live long, healthy and happy lives. Dogs are just like us - what they eat affects their health and longevity. I wanted to give my dogs the very best nutrition. So I founded D.O.G. with Dr. Johnson and created recipes ensuring the health and vitality of dogs with transparent, sustainably sourced ingredients!

Rick Pack CEO/ Founder @ Do Only Good Certified Pet Nutrition

Why you may want to support us...

1. The $225 billion pet care industry is growing; North American sales expected to hit $281 billion by 2023.
2. Dynamic market 68% of all U.S. households own a pet, and 90-million of those pets are dogs.
3. Emerging regional brand now capable of reaching over 1,200 retailers in the Pacific Northwest and California.
4. Direct to consumer successful launch with subscription option at dogcertified.com.
5. Direct to retailer traction in Southern California averaging 5 new stores monthly.
6. The only complete dog food line that is a true rotational feeding system made with single source meat & fish proteins.
7. D.O.G. commitment to ingredient sustainability, Bioflex® sustainable packaging and we are a member of the Pet Sustainability Coalition
8. D.O.G. is expected to be attractive for Millennials - largest group of US pet owners; 40% of dog food purchasing.

Why investors ❤ us

WE'VE RAISED $618,802 SINCE OUR FOUNDING

Rick is a professional who is passionate about the projects he gets involved in

Deirdre Bence
Customer

Rick is extremely dedicated to providing an excellent product. He is passionate about his company and puts everything into it every day. Our dog, Hobie, started on D.O.G. Over 2 years ago. Hobie loves the food and is still eager to gobble it up every time we feed him. Hobie is healthy, energetic and doing better than ever. We attribute that to D.O.G.

Vanessa Bisceglia

He's passionate about dogs and dog nutrition. He's got a real vision for this business and will work tirelessly for its success

Erik Pack

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Rick Pack
CEO/ Founder
Creating a pet nutrition company with the mission to Do Only Good for dogs' health and the planet!



Dr. Randy Johnson
Ph.D. P.A.S., NUTRITIONIST
Registered animal scientist with 36 years experience in pet nutrition and food. Doctorate University of Missouri, Animal Nutrition & Management, Diplomat American College of Animal Nutrition, Member American Association of Veterinary Nutrition.



Derek McGowan
Financial Consultant
Retired Partner of Moss Adams LLP and Mazars LLP (Int'l Accounting firm with 20,000 professionals in 86 countries.) 45 years experience in finance, consulting and international audit and reporting. Specializes in start-ups and fast growth businesses.

In the news

Pet Age

Downloads

- D.O.G. Deck Wefunder RP 6.20 .pdf
- D.O.G 2020 Pet Spending.pdf

Do Only Good (D.O.G.) Pet Food

We started in 2016 with an idea to make dog food with a purpose ... to Do Only Good for dogs' health and the planet.

My passion is dogs!

I wanted my dogs to live a long, healthy, and active life. Just like humans, dogs need proper nutrition to help achieve vitality and longevity. Do Only Good (D.O.G.) Certified Pet Nutrition® is a new pet food company that is taking an active approach toward the humanization of pet nutrition. D.O.G. pet products promote "the best in nature formulated with the best of science." ™


FUNCTIONAL NUTRITION
D·O·G
DO ONLY GOOD
North American
Beef Recipe
Dog Food

Shared philosophy, a perfect match.

We partnered with Dr. Randy Johnson, one of the foremost and respected Pet Nutritionists in the nation, with a worldwide reputation for excellence in the field.

We began to build brand philosophy: Single-sourced proteins, true rotational feeding system, superior digestibility, and geared toward sustainability of the planet. Dr. Johnson formulated protein diets (kibble and can) in six varieties: Beef, Chicken, Duck, Lamb, Turkey, and White Fish.

Manufactured test runs of kibble with C.J. Foods. Full product line tested for palatability, stool, digestibility, and confirmed guaranteed analysis. Testing met and exceeded all goals!


North American
Beef Recipe

Off and running, making food in USDA inspected kitchens.

We opted to source sustainable packaging for our kibble. We then began manufacturing of kibble with C.J. Foods for sale and our canned diet in all six varieties with American Nutrition.

D.O.G. began with a traditional distribution model with independent distributors in the Pacific Northwest, New England, and the Upper Midwest region, and late 2019 launched D.O.G self-distribution in California.

Launched social media platforms: Facebook, Instagram, and Twitter.



Looking at an exciting and dynamic future!

In addition to our line of dog kibble and cans, we launched a line of pumpkin supplements. Our pumpkin supplements are a family of products to aid in the digestive health of both dogs and cats. It comes in three varieties: Pumpkin with Electrolytes, Pumpkin with Antioxidants, and Pumpkin with Omega Fatty Acids.

D.O.G. products are now in pet retailers through our current independent distribution partners. We are exploring more regional distribution affiliations in the mid-Atlantic and southern regions of the country.

We also have plans to expand D.O.G. self-distribution in California to include 50+ stores by December 2020.

D.O.G. has advantageously pivoted and reimagined the industry's traditional, single distribution channel by creating direct to consumer opportunities to sell our products that exceed and anticipate consumer demands. Recently, we have established online direct to consumer sales, and an online subscription program geared to millennial clientele, #1 owners of dogs today! The D.O.G. Subscription launch is strengthened by a national digital marketing and advertising campaign planned and managed by the Brandetize agency.

Development of future lines includes single-sourced meat treats and Veterinarian formulated nutritional supplement for raw feeders and home cooks.


FUNCTIONAL NUTRITION
D·O·G
DO ONLY GOOD
American
Farm Raised
Chicken Recipe
Dog Food
PUMPKIN
Electrolytes

Investor Q&A

– COLLAPSE ALL

What does your company do?

D.O.G. Certified makes super-premium dog food (kibble and cans) and pumpkin supplements. D.O.G. single meat and fish protein recipes ensure the health and vitality of dogs while also allowing variety in their diet without creating digestive issues. Our pumpkin supplements are a family of products to aid in the digestive health of both dogs and cats. With sustainable packaging, ingredient transparency, and commitment to the ecosystem, our mission is Do Only Good for dogs' health and the planet.

Where will your company be in 5 years?

We hope (but not guarantee) to generate $15mm+ in revenue, intend to sell the company at a projected sale price $25-$30mm. (Disclaimer: Projections are not guaranteed). A few recent examples: Health Extension Pet Care acquired by Ancestry Pet Food, Better Choice Company closed its $28 million financings, and acquisition of Halo. Purely for Pets, and Whitebridge continue acquiring multiple brands like DOGSWELL and TikiPet.

Why did you choose this idea?

My passion is dogs and I want my dogs to live long, healthy and happy lives. Dogs are just like us - what they eat affects their health and longevity. I wanted to give my dogs the very best nutrition. So I founded D.O.G. with Dr. Johnson and created recipes ensuring the health and vitality of dogs with transparent, sustainably sourced ingredients!

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Millennial's are now the #1 pet owners in the U.S. and they're purchasing preference is via subscription. We tick all the boxes that motivate the Millennial pet food buyer. Foremost is our commitment to sustainability. D.O.G. is a member of the Pet Sustainability Coalition, all our packaging is sustainable, all our ingredients are sustainably sourced, and we are totally transparent with our ingredients.

What is your proudest accomplishment?

I wanted to start a pet nutrition company making products that help ensure the health, vitality, and longevity of our pets with a focused mission to Do Only Good for our dogs' health and the planet. Realizing the importance of an active approach toward humanization of pet nutrition was key to creating with Dr. Johnson D.O.G. single sources meat and fish protein recipes that promote a rotational feeding system allowing for variety without creating digestive issues. Plus, our sustainable packaging and sustainable ingredient transparency are must brand values. Creating and launching Do Only Good (D.O.G.) Pet Food is my proudest accomplishment.

How far along are you? What's your biggest obstacle?

1.) Distributors: Distributed in Pacific Northwest, Upper Midwest and New England through regional independent distributors.

2.) Regional Self-distribution: Launched Nov 2019, in California focused independent retailers.

3.) Direct to Consumer: at www.dogcertified.com, primarily focused on Subscription Sales. D.O.G.'s Subscription targets the purchasing demands of the new generational buyers. Subscriptions are the fastest growing purchase option for pet food, especially for Millennial customers.

Biggest obstacle: The Online/Subscription model is the future for super premium brands. Our challenge is to strategically build direct to consumer marketing team that effectively targets and educated the Millennial Pet Parents.

Who are your competitors? Who is the biggest threat?

Super premium dog foods ... Open Farm is our targeted competitor.

What do you understand that your competitors don't?

D.O.G.'s entire line both kibble and cans are single source meat and fish protein recipes and the diets are rotational. Both digestibility & rotational diets will play a key role in pet nutrition market. Our brand values target the #1 dog owners and dog food buyers - Millennials.

How will you make money?

Our current business model is re-imagining the industry's traditional, single distribution channel by creating additional opportunities to sell our products that target direct consumer demands and enhance D.O.G. margins.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Growing sales and cash flow to a sustainable level is #1. We have the products, branding and a solid base to achieve success. We need to continue to grow our social audience, continue to invest in consumer and retailer marketing and social advertising. Staying relevant with the our consumer, understand current pet food trends and continue to offer exceptional nutrition at a reasonable price. Getting the Subscription model right is key to D.O.G. success, this model provides our best margins, consistent cash flow, and platform to add and grow our brand offerings.

What do you need the most help with?

National brand awareness and education ; building an effective marketing team and fulfillment expertise

What would you do with the money you raise?

Production–Kibble, Cans and Pumpkin

Sales–Continue to build the National and California sales team to support our distributors and retailers.

Advertising and Marketing-Execute a consumer targeted marketing, advertising, and social media plan that reinforce and expands brand awareness.

Subscription marketing and advertising efforts led by Brandetize (www.brandetize.com), Brandetize's world-class team and technology focuses on all aspects of building a successful direct to consumer sales effort. (The D.O.G. Subscription Marketing and Media Plan is available upon request).

Continue to expand our education platforms for consumers and retailers.

Debt Consolidation – pay down the high interest short-term debt.

WHAT POSITIVE EARLY TRACTION HAS THE COMPANY ACHIEVED?

After extensive testing of our product, we launched the brand in January 2019. At that time, we began partnerships with independent distribution companies starting in the Pacific Northwest. In March, we added a distributor in the New England states, and in May, another distributor in the Upper Midwest region. These distribution partnerships appeared in several major industry periodicals. In less than six months of our initial launch, D.O.G. products were now being distributed across the northern portion of the United States.

Almost immediately, D.O.G. received praise from retailers carrying our products and numerous testimonials from customers (see uploaded D.O.G. deck).

Our company was named OnDeck's small business of the month for September 2019. This press release was picked up nationwide.

In December 2019, D.O.G. strategically changed its distributor in the Pacific Northwest, affording our brand a broader reach to more western states. Also, we began self-distribution in California and are on track to have 50+ California retailers by the end of 2020.

In April 2020, Pet Food Industry Magazine, a leading and respected periodical within the industry, has requested a cover store on our company for later this year. In May of this year, we launched a subscription model on the D.O.G. website.

To expand our traction, we plan an extensive social media campaign, partnering with Brandetize to market content and propel our subscription model via our social media platforms. We also are working Popular Pays and Muttel Pet for influencer and video content to further expand our market presence.

IS THERE A MARKET OPPORTUNITY FOR YOUR BUSINESS TO BE BIG?

The U.S. consumer pet industry spending reached $95.7 billion in 2019. 68% of all U.S. households own a pet, and 90 million of those pets are dogs. Millennials account for over 40% of the market for purchasing dog food, and this number is expected to rise. This group humanizes their pets, advocates sustainability and health, and is willing to buy and promote products that align with these values.

Furthermore, surveys conducted (after the COVID-19 pandemic) show consumers purchasing more sustainable products and spending their money with companies who are concerned about the environment.

D.O.G.'s products and core philosophies of sustainability align with current consumer environmental purchasing shifts, which show no sign of slowing down. Therefore, the potential for our company to expand to a large and successful national brand based on these statistics and buying trends is excellent.

DO YOU HAVE A GREAT MANAGEMENT TEAM?

As the Founder/CEO of a startup, it is a privilege to work with a team who shares my vision while bringing their unique perspective and expertise to the table. Both our management and advisory teams have extensive education and experience in various fields, providing D.O.G. with a well-rounded group of professionals who are committed to the success of our venture.
Management Team

Derek McGowan – CFO – Retired Partner of Moss Adams LLP and Mazars LLP (International Accounting firm based in Paris, with 20,000 professionals in 86 countries.) 45 years of experience in finance, consulting and international audit and reporting. Specializes in start-ups and fast growth businesses.

Randy Johnson, PhD, PAS – Animal Nutritionist and D.O.G. Formulator. Over 36 years' experience in Animal Nutrition, Registered Professional Animal Scientist (PAS), Diplomat American College of Animal Nutrition, Member – American Institute of Food Technology, American Society of Animal Science and the American Association of Veterinary Nutrition. Trained over 200 pet nutritionists and their staffs in over 26 countries on pet food formulation

Deirdre Bence – V.P. Operation

Advisory Team

Brenda Watson:
A D.O.G. investor and experienced entrepreneur and an industry leader in digestive health for both humans and animals, Brenda is an author and celebrated health educator on PBS. Brenda successfully sold her company Renew Life to Clorox for $300+MM.

Bob Aniello:
A D.O.G. investor and 30 year experienced brand management who has worked with Fortune 500 companies and built, managed and monetized the Cesar Millan and Dr. Pol brands.

Dr. Dody Tyneway, DVM, CVA, CAVCA, CCRT:
Dr. Tyneway holds a B.S. in Animal Science from Cornell University. She graduated with honors from the University of Florida College of Veterinary Medicine in 1992. Postgraduate studies include an internship in small animal medicine and surgery at the world-renowned Animal Medical Center in New York City. Association of Integrative Veterinary Medical Institute and is certified by the Canine Rehabilitation Institute.